REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Millennium Wave Securities, LLC

We have audited the accompanying statement of financial condition of Millennium Wave Securities, LLC (the "Company") as of December 31, 2015, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium Wave Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in pages 11 through 17 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The computation of net capital and computation of reserve requirements and information relating to possession of control requirements are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements are supplementary information required by regulations of the Commodity Futures Trading Commission. The NFA supplemental schedule-IB is supplementary information required by the rules of the National Futures Association. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5 and Regulation 1.17 of the Commodity Exchange Act. In our opinion, the supplementary information contained in pages 11 through 17 is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co. 220

CF & Co., L.L.P.

Dallas, Texas
February 24, 2016

www.cfllp.com

8750 N. Central Expressway   972.387.4300
Suite 300   800.834.8586
Dallas, TX 75231-6464   972.960.2810 fax   Member:

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group